13003245

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2012

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2012

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: Cathy K Potter

Cathy K. Potter
Plan Administrator

Date: June 21, 2013

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Shell Provident Fund

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Shell Provident Fund (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2013

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:		
Investments:		
Short-term investments	$ 1,500,501,970	$1,660,752,933
Common stock	930,081,374	1,002,472,692
Common/collective funds	2,676,238,447	2,260,221,898
Registered investment company funds	3,566,180,084	3,265,270,500
Self-directed brokerage accounts	186,270,710	157,117,048
Total investments at fair value	8,859,272,585	8,345,835,071
Receivables:		
Interest and other receivables	24,725,016	17,413,700
Notes receivable from participants	141,873,523	139,491,256
Total receivables	166,598,539	156,904,956
Total assets	9,025,871,124	8,502,740,027
Liabilities:		
Accounts payable	4,888,457	6,838,714
Total liabilities	4,888,457	6,838,714
Net assets available for benefits	$ 9,020,982,667	$8,495,901,313

The accompanying notes are an integral part of these financial statements.

Shell Provident Fund
Statements of Changes in Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Additions:		
Additions to net assets attributed to:		
Investment income		
Dividends and interest	$ 167,714,823	$ 146,762,921
Net appreciation/(depreciation) in fair value of investments		
Common stock	(47,670,728)	112,481,456
Common/collective funds	296,605,604	53,765,480
Registered investment company funds	326,656,892	(212,750,879)
Self-directed brokerage accounts	9,893,459	(8,838,202)
	753,200,050	91,420,776
Interest income on notes receivables from participants	4,661,673	5,102,273
Contributions		
Participant	220,769,645	205,530,245
Employer	173,296,904	169,916,179
Rollover/other	35,220,200	16,879,222
	429,286,749	392,325,646
Total additions	1,187,148,472	488,848,695
Deductions:		
Deductions from net assets attributed to:		
Participant distributions and withdrawals	661,588,919	700,125,822
Administrative expenses	3,920,635	3,546,905
Total deductions	665,509,554	703,672,727
Net increase/(decrease)	521,638,918	(214,824,032)
Transfers from the East Resources Retirement Savings Plan	3,442,436	-
Net assets available for benefits:		
Beginning of year	8,495,901,313	8,710,725,345
End of year	$ 9,020,982,667	$ 8,495,901,313

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility

Employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 50% of their eligible compensation on a pre-tax basis and up to 25% on an after-tax basis to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each participant's account based on their base and variable pay after completion of the period of service shown in the following table:

1 year accredited service	2.5 %
6 years of accredited service	5.0 %
9 years of accredited service	10.0 %

Participant accounts are credited with participant and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account. For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the regulations, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own after-tax contributions without any time or limit restriction.

A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2012 and 2011 were 3.25%.

Forfeited Accounts
Forfeited amounts are used to reduce current and future company contributions and to pay Plan expenses. Forfeited non-vested accounts totaled $10,930 and $87,987 as of December 31, 2012 and 2011, respectively. Company contributions and Plan expenses were reduced by $128,010 and $100,000 from forfeited nonvested accounts for the years ended December 31, 2012 and 2011, respectively.

Administration of Plan Assets
Audit, investment manager, custodian, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell totaled $133,882 and $43,104 at December 31, 2012 and 2011, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

The Trustees as defined by the Plan are employees of a consolidated subsidiary of Royal Dutch Shell plc, and therefore, qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares, which qualifies as a party-in-interest transaction.

2. Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon terms of the plan document.

Investments of the Plan are presented on the following basis:

> Shares of registered investment company funds are valued at the quoted net asset value, which approximates market value, of shares held by the Plan at year-end;
>
> Common/Collective funds are valued based on the net asset value of the trust units held by the Plan at year end;
>
> All other investments are stated at market value based on vendor quoted prices.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment in the Plan

The following table presents investments representing 5% or more of the total Plan net assets at December 31, 2012 and December 31, 2011:

(in millions)		**2012**		**2011**
Thrift Fund	$	1,493	$	1,645
Royal Dutch Shell Stock Fund		952		1,025
U.S. Equity Index Fund		799		733

4. Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund (RDSF) have an available line of credit to fund redemptions as needed. At December 31, 2012 and December 31, 2011 the Shell Provident Fund had no amounts outstanding under the line of credit.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Federal Income Tax Exemption

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax years that are open.

7. Reconciliation of the Financials to Schedule H of Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Schedule H of Form 5500:

	2012	2011
Net assets per financial statements	$ 9,020,982,667	$ 8,495,901,313
Deemed distributions of participant loans	(4,360,235)	(3,772,746)
Net assets available for benefits per Schedule H	$ 9,016,622,432	$ 8,492,128,567

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2012 to Schedule H of Form 5500:

Total deductions per the financial statements	$ 665,509,554
Deemed distributions of participant loans	656,349
Deemed distributions of participant loans – offset during plan year	(68,860)
Total expenses paid per Schedule H of Form 5500	$ 666,097,043

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

8. Fair Value Measurement

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the assets or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The following sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Investments in				
Short-term investments	$ -	$1,500,501,970	-	$1,500,501,970
Common stock	930,081,374	-	-	930,081,374
Common/collective funds				
Large cap stock	-	990,634,612	-	990,634,612
Mid cap stock	-	245,248,687	-	245,248,687
Small cap stock	-	61,232,678	-	61,232,678
Fixed income	-	648,005,719	-	648,005,719
Blended fund	-	442,444,369	-	442,444,369
Specialty	-	5,116,719	-	5,116,719
International	-	283,555,663	-	283,555,663
Total common/collective funds	-	2,676,238,447	-	2,676,238,447
Registered investment co. funds				
Large cap stock	969,845,237	-	-	969,845,237
Mid cap stock	386,009,912	-	-	386,009,912
Small cap stock	133,980,796	-	-	133,980,796
Fixed income	651,091,591	-	-	651,091,591
Blended fund	440,463,631	-	-	440,463,631
Specialty	321,065,988	-	-	321,065,988
International	568,492,483	-	-	568,492,483
Money market	95,230,446	-	-	95,230,446
Total registered investment co. fund	3,566,180,084	-	-	3,566,180,084
Self-directed brokerage acct				
Short-term investments	-	5,079,546	-	5,079,546
Common stock	89,703,700	-	-	89,703,700
Corporate bonds/other fixed income	-	3,280,459	-	3,280,459
Registered investment co. funds	26,008,637	-	-	26,008,637
Money market	60,697,172	-	-	60,697,172
U.S. government securities	-	1,470,338	-	1,470,338
Rights/warrants	30,858	-	-	30,858
Total self-directed brokerage funds	176,440,367	9,830,343	-	186,270,710
Total investments at fair value	$ 4,672,701,825	$ 4,186,570,760	-	$ 8,859,272,585

	2011			
	Level 1	Level 2	Level 3	Total
Investments in				
Short-term investments	$ -	$ 1,660,752,933	-	$ 1,660,752,933
Common stock	1,002,472,692	-	-	1,002,472,692
Common/collective funds				
Large cap stock	-	897,427,391	-	897,427,391
Mid cap stock	-	203,939,829	-	203,939,829
Small cap stock	-	55,990,257	-	55,990,257
Fixed income	-	542,282,390	-	542,282,390
Blended fund	-	323,953,737	-	323,953,737
Specialty	-	2,509,468	-	2,509,468
International	-	234,118,826	-	234,118,826
Total common/collective funds	-	2,260,221,898	-	2,260,221,898
Registered investment co. funds				
Large cap stock	876,858,455	-	-	876,858,455
Mid cap stock	368,306,940	-	-	368,306,940
Small cap stock	131,038,173	-	-	131,038,173
Fixed income	566,044,191	-	-	566,044,191
Blended fund	431,346,946	-	-	431,346,946
Specialty	292,208,049	-	-	292,208,049
International	503,307,945	-	-	503,307,945
Money market	96,159,801	-	-	96,159,801
Total registered investment co. funds	3,265,270,500	-	-	3,265,270,500
Self-directed brokerage acct				
Short-term investments	-	5,312,565	-	5,312,565
Common stock	78,219,557	-	-	78,219,557
Corporate bonds/other fixed income	-	2,437,800	-	2,437,800
Registered investment co. funds	20,658,698	-	-	20,658,698
Money market	47,957,262	-	-	47,957,262
U.S. government securities	-	2,450,214	-	2,450,214
Rights/warrants	80,952	-	-	80,952
Total self-directed brokerage funds	146,916,469	10,200,579	-	157,117,048
Total investments at fair value	$ 4,414,659,661	$ 3,931,175,410	-	$ 8,345,835,071

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks, Corporate Bonds, U.S. Government Securities, and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Common/Collective Funds
Valued based on the net asset value of the trust units held by the Plan at year end.

Registered Investment Company Funds (Mutual Funds)
Valued at the quoted net asset value "NAV" of shares held by the Plan at year-end.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements of the Investments in Certain Entities that Calculate Net Asset Value Per Share

	Fair Value (Millions)	Unfunded Commitments (Millions)	Remaining Life	Redemption Frequency (if Currently Eligible)	Trade to Settlement Terms	Redemption Notice Period
Commingled fund investing in Large Cap Stock	$ 990.63	$ -	N/A	Daily, pending market conditions	1 to 3 days	N/A
Commingled fund investing in Mid Cap Stock	245.25	-	N/A	Daily, pending market conditions	1 to 3 days	N/A
Commingled fund investing in Small Cap Stock	61.23	-	N/A	Daily, pending market conditions	1 to 3 days	N/A
Commingled fund investing in Fixed Income	648.01	-	N/A	Daily, pending market conditions	1 to 3 days	N/A
Commingled fund investing in Blended Funds	442.44	-	N/A	Daily, pending market conditions	1 to 3 days	N/A
Commingled fund investing in Specialty Funds	5.12	-	N/A	Daily, pending market conditions	1 to 3 days	N/A
Commingled fund investing in International Funds	283.56	-	N/A	Daily, pending market conditions	1 to 3 days	N/A
	$ 2,676.24	$ -				

9. Subsequent Events

Management has evaluated all subsequent event transactions and events after the Statement of Net Assets Available for Benefits date through the date on which these financial statements were issued and, except as already included in the notes to the financial statements, has determined that no additional items require disclosure.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	Short-Term Investments					
	BANK OF NOVA Y$CD 3ML 09/17/13	3,000,000.00	YCD	09/17/2013	**	3,000,006
	BANK OF TOK-NY Y$CD .27% 3/07/	9,000,000.00	0.27%	03/07/2013	**	9,000,329
	BANK OF TOK-NY Y$CD .27% 3/14/	20,000,000.00	0.27%	03/14/2013	**	20,000,808
	BANK OF TOK-NY Y$CD .42% 3/21/	5,000,000.00	0.42%	03/21/2013	**	5,001,885
	BANK OF TOK-NY Y$CD .42% 3/26/	7,000,000.00	0.42%	03/26/2013	**	7,002,804
	BANK OF TOK-NY Y$CD .48% 3/05/	10,000,000.00	0.48%	03/05/2013	**	10,004,080
	BANK OF TOK-NY Y$CD .5% 2/11/1	13,000,000.00	0.50%	02/11/2013	**	13,004,694
	BARCLAYS BK CCPY$CP .35% 1/04/	2,000,000.00	0.35%	01/04/2013	**	1,999,964
	BARCLAYSUS Y$CP .25% 2/01/13	15,000,000.00	0.25%	02/01/2013	**	14,997,680
	BB&T-NC CD .32% 4/30/13	6,000,000.00	0.32%	04/30/2013	**	6,003,797
	BB&T-NC CD .32% 5/01/13	3,000,000.00	0.32%	05/01/2013	**	3,001,410
	BB&T-NC CD .36% 3/28/13	3,000,000.00	0.36%	03/28/2013	**	3,001,811
	BK NOVA CTFY$CD 1ML+8 6/7/13	5,000,000.00	YCD	06/07/2013	**	5,001,525
	BK NOVA HOUSTON Y$CD .24% 04/1	12,000,000.00	0.24%	04/11/2013	**	11,999,663
	BK NOVA HOUSTON YCD .24% 04/11	4,000,000.00	0.24%	04/11/2013	**	3,999,888
	BK OF MONT CHI Y$CD .3% 3/01/1	1,000,000.00	0.30%	03/01/2013	**	1,000,116
	BK OF MONT CHI Y$CD .4% 4/12/1	7,000,000.00	0.40%	04/12/2013	**	7,003,162
	BK OF MONT CHI Y$CD .51% 7/16/	25,000,000.00	0.51%	07/16/2013	**	25,028,585
	BMONT CHI Y$CD 3ML+9/S 9/6/13	10,000,000.00	YCD	09/06/2013	**	10,005,290
	BNP PARBS F YCP .31% 3/28/13	60,000,000.00	0.31%	03/28/2013	**	59,957,658
	CIBC NY BRN YCD 1ML+8 6/05/13	5,000,000.00	YCD	06/05/2013	**	4,999,365
	CIBC NY Y$CD 1ML+8 6/3/13	5,000,000.00	YCD	06/03/2013	**	4,997,250
	CIBC NY Y$CD 3ML+5/9 09/17/13	15,000,000.00	YCD	09/17/2013	**	15,006,405
	CIESCO CP .33% 2/22/13	2,000,000.00	0.33%	02/22/2013	**	1,999,189
	CIESCO CP .35% 1/08/13	1,000,000.00	0.35%	01/08/2013	**	999,951
	CINCI OH CHLDRNS MED L=JP VR7	7,940,000.00	VRDN	05/15/2037	**	7,940,000
	COMAUS Y$CP .23% 2/25/13	3,000,000.00	0.23%	02/25/2013	**	2,999,171
	COMAUS Y$CP .23% 2/28/13	2,000,000.00	0.23%	02/28/2013	**	1,999,411
	COMAUS YECD .24% 1/24/13	3,000,000.00	0.24%	01/24/2013	**	3,000,160
	COMMONWEALTH BNK 1ML+4 6/21/13	1,000,000.00	VCP	06/21/2013	**	999,907
	COMMONWEALTH BNK 1ML+5 5/29/13	2,000,000.00	VCP	05/29/2013	**	1,999,988
	COMMONWTH BK CP 1ML+2 5/7/13	11,000,000.00	VCP	05/07/2013	**	10,998,856
	COMMWLTH BK CP 1ML+5 5/28/13	7,000,000.00	VCP	05/28/2013	**	6,999,958
	CS NY BR Y$CD .27% 2/19/13	10,000,000.00	0.27%	02/19/2013	**	10,001,248
	CS NY BR Y$CD .32% 2/04/13	4,000,000.00	0.32%	02/04/2013	**	4,000,544
	DC WASH DRAMA SOC 08 L=JP VR7	25,515,000.00	VRDN	07/01/2047	**	25,515,000
	DENVER PUB11A1 L=JP V7 *TAXBL*	11,600,000.00	VRDN	12/15/2037	**	11,600,000
	DENVER PUB11A3 L=WF V7 *TAXBL*	25,000,000.00	VRDN	12/15/2037	**	25,000,000
	DNB BANK ASA Y$CP .25% 1/31/13	5,000,000.00	0.25%	01/31/2013	**	4,999,354
	DNB BANK ASA Y$CP .25% 2/01/13	5,000,000.00	0.25%	02/01/2013	**	4,999,334
	DNB BANK ASA Y$CP .255% 3/06/1	2,000,000.00	0.26%	03/06/2013	**	1,999,343
	DNB BANK ASA Y$CP .26% 2/07/13	1,000,000.00	0.26%	02/07/2013	**	999,842
	DNB BANK ASA Y$CP .26% 3/25/13	6,000,000.00	0.26%	03/25/2013	**	5,996,836
	DNB BANK ASA Y$CP .3% 1/07/13	3,000,000.00	0.30%	01/07/2013	**	2,999,912
	DNB BANK ASA YECD .3% 1/22/13	5,000,000.00	0.30%	01/22/2013	**	5,000,489
	DNB BANK NY Y$CD .25% 2/12/13	2,000,000.00	0.25%	02/12/2013	**	2,000,191
	DNB BANK NY Y$CD .25% 2/12/13	1,000,000.00	0.25%	02/12/2013	**	1,000,095
	DNB BANK NY Y$CD .3% 1/14/13	3,000,000.00	0.30%	01/14/2013	**	3,000,187
	GOTHAM FUNDING Y$CP .25% 1/17/	2,000,000.00	0.25%	01/17/2013	**	1,999,821
	GOTHAM FUNDING Y$CP .25% 2/06/	7,000,000.00	0.25%	02/06/2013	**	6,998,525
	GOTHAM FUNDING Y$CP .25% 2/06/	6,000,000.00	0.25%	02/06/2013	**	5,998,736
	GOTHAM FUNDING Y$CP .25% 2/28/	15,000,000.00	0.25%	02/28/2013	**	14,994,617
	GOTHAM FUNDING YCP .2% 1/02/13	9,790,000.00	0.20%	01/02/2013	**	9,789,883
	GOVCO INC CP .25% 1/03/13	1,000,000.00	0.25%	01/03/2013	**	999,978
	GOVCO INC CP .3% 2/05/13	1,000,000.00	0.30%	02/05/2013	**	999,726
	GOVCO INC CP .33% 02/11/13	2,000,000.00	0.33%	02/11/2013	**	1,999,351
	GOVCO INC CP .33% 02/15/13	1,000,000.00	0.33%	02/15/2013	**	999,641
	GOVCO INC CP .33% 2/20/13	1,000,000.00	0.33%	02/20/2013	**	999,598

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	GOVCO INC CP .33% 2/25/13	1,000,000.00	0.33%	02/25/2013	**	999,554
	GOVCO INC CP .33% 3/01/13	3,000,000.00	0.33%	03/01/2013	**	2,998,550
	GOVCO INC CP .33% 3/04/13	1,000,000.00	0.33%	03/04/2013	**	999,489
	GOVCO INC CP .33% 3/05/13	1,000,000.00	0.33%	03/05/2013	**	999,479
	GOVCO INC CP .34% 1/04/13	26,000,000.00	0.34%	01/04/2013	**	25,999,249
	GOVCO INC CP .35% 1/08/13	1,000,000.00	0.35%	01/08/2013	**	999,942
	GOVCO INC CP .35% 1/11/13	4,700,000.00	0.35%	01/11/2013	**	4,699,627
	GOVCO INC CP .35% 1/11/13	7,000,000.00	0.35%	01/11/2013	**	6,999,444
	GOVCO INC CP .35% 2/01/13	1,000,000.00	0.35%	02/01/2013	**	999,759
	GOVCO INC CP .35% 2/01/13	2,000,000.00	0.35%	02/01/2013	**	1,999,518
	GREENSBORO NC 05-B Q=BA VR7	3,645,000.00	VRDN	06/01/2030	**	3,645,000
	HSBC BK PLC LONYECD .3% 4/12/1	3,000,000.00	0.30%	04/12/2013	**	3,000,253
	IL FIN (EDWARDHP)09A L=BA VR7	9,395,000.00	VRDN	02/01/2034	**	9,395,000
	IL HFA HERMAN FINCH L=JP VR7	16,045,000.00	VRDN	11/01/2032	**	16,045,000
	IN HLTH SSTRS FRN08E L=BA VR7	11,150,000.00	VRDN	09/01/2048	**	11,150,000
	JPMC CO VCP 1ML+12 3/13/13	18,000,000.00	VCP	03/13/2013	**	18,001,746
	JPMC CO VCP 1ML+7 5/28/13	48,000,000.00	VCP	05/28/2013	**	47,988,432
	KY STUD LN 08A-2 L=BA/SS VR7@	14,700,000.00	VRDN	06/01/2038	**	14,700,000
	LIMA OH MEM HOSP L=JP VR7	4,635,000.00	VRDN	06/01/2033	**	4,635,000
	LP PINEWOOD SPV TAXBLE L=WF V7	3,000,000.00	VRDN	02/01/2018	**	3,000,000
	MANHATT ASST FD CP .23% 1/03/1	1,600,000.00	0.23%	01/03/2013	**	1,599,968
	METLIFE 3ML+17 10/21/13	2,000,000.00	FRN	10/21/2013	**	1,999,522
	MI ST BLDG AUTH 07I L=JP V7	3,100,000.00	VRDN	10/15/2042	**	3,100,000
	MIZUHO CORP NY Y$CD .42% 3/19/	40,000,000.00	0.42%	03/19/2013	**	40,011,228
	MIZUHO CORPORATY$CD .3% 2/05/1	30,000,000.00	0.30%	02/05/2013	**	30,002,094
	MIZUHO CORPORATY$CD .49% 2/11/	2,000,000.00	0.49%	02/11/2013	**	2,000,605
	MIZUHO CORPORATYECD .35% 1/09/	1,000,000.00	0.35%	01/09/2013	**	1,000,043
	MIZUHO CORPORATYECD .35% 1/09/	1,000,000.00	0.35%	01/09/2013	**	1,000,038
	MUFJ TR NY Y$CD .4% 5/02/13	10,000,000.00	0.40%	05/02/2013	**	10,003,379
	NATAUST YECD .27% 4/12/13	13,000,000.00	0.27%	04/12/2013	**	13,001,836
	NATAUST YECD LON 1ML+5 4/15/13	6,000,000.00	YECD	04/15/2013	**	6,000,510
	NATAUST YECD LON 1ML+5 4/19/13	6,000,000.00	YECD	04/19/2013	**	6,000,534
	NATAUST YECD LON 1ML+5 4/29/13	24,000,000.00	YECD	04/29/2013	**	24,002,328
	NATAUST YECD LON 1ML+5 5/9/13	8,000,000.00	YECD	05/09/2013	**	7,999,992
	NATIONAL BK CA 1ML+13 6/18/13	15,000,000.00	YCD	06/18/2013	**	14,992,365
	NATL BK CDAY$CD 3ML+10 2/4/13	5,000,000.00	YCD	02/04/2013	**	5,000,925
	NATNWDE(UGTD Y$CP .3% 3/04/13	1,000,000.00	0.30%	03/04/2013	**	999,557
	NATNWDE(UGTD Y$CP .3% 3/07/13	2,000,000.00	0.30%	03/07/2013	**	1,999,061
	NORDEA BK FINLA Y$CD .28% 05/1	50,000,000.00	0.28%	05/14/2013	**	49,999,995
	NORDEA BK FINLAY$CD .27% 2/20/	8,000,000.00	0.27%	02/20/2013	**	8,001,246
	NORDEA Y$CP .25% 2/13/13	5,000,000.00	0.25%	02/13/2013	**	4,999,027
	NORTHERN PINES CP .34% 3/04/13	3,000,000.00	0.34%	03/04/2013	**	2,998,667
	PB FINANCE(DEL) CP .3% 1/14/13	4,666,000.00	0.30%	01/14/2013	**	4,665,675
	PNCNA CP .39% 2/15/13	3,000,000.00	0.39%	02/15/2013	**	2,999,462
	RBS CT BRH Y$CD .24% 01/03/13	35,670,000.00	0.24%	01/03/2013	**	35,670,118
	RI HLTH&EDL RISD 08A L=JP VR7	32,100,000.00	VRDN	08/15/2034	**	32,100,000
	ROYAL BK CANADA 3ML+5 09/06/13	15,000,000.00	MED	09/06/2013	**	14,998,695
	ROYAL BK CDA 3ML+30 09/13 144A	1,000,000.00	FRN	09/13/2013	**	999,899
	ROYAL BK CDA EXT 1ML+40 09/13	13,000,000.00	FRN	09/13/2013	**	12,998,167
	ROYALBK Y$CD 3ML+32 9/1/2013	13,000,000.00	YCD	09/01/2013	**	13,009,022
	ROYL BK CDA 3ML+5 9/01/13 144A	19,000,000.00	FRN	09/01/2013	**	19,004,579
	SE BANKEN Y$CP .26% 2/01/13	2,000,000.00	0.26%	02/01/2013	**	1,999,795
	SE BANKEN Y$CP .26% 2/05/13	5,000,000.00	0.26%	02/05/2013	**	4,999,370
	SE BANKEN Y$CP .28% 3/06/13	3,000,000.00	0.28%	03/06/2013	**	2,999,059
	SEB NY BR Y$CD .26% 1/22/13	3,000,000.00	0.26%	01/22/2013	**	3,000,275
	SEB NY BR Y$CD .26% 2/06/13	8,000,000.00	0.26%	02/06/2013	**	8,000,822
	SOCGENNA YCP .35% 2/01/13	24,000,000.00	0.35%	02/01/2013	**	23,994,766
	STATE CD .23% 3/07/13	3,000,000.00	0.23%	03/07/2013	**	3,000,165
	STATE CD .23% 3/14/13	5,000,000.00	0.23%	03/14/2013	**	5,000,304

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	STATE CD .28% 6/07/13	6,000,000.00	0.28%	06/07/2013	**	5,996,581
	SUMI TR NY Y$CD .3% 1/09/13	5,000,000.00	0.30%	01/09/2013	**	5,000,138
	SUMI TR NY Y$CD .3% 1/31/13	5,000,000.00	0.30%	01/31/2013	**	5,000,473
	SUMI TR NY Y$CD .3% 2/05/13	8,000,000.00	0.30%	02/05/2013	**	8,000,719
	SUMI TR NY Y$CD .3% 2/11/13	5,000,000.00	0.30%	02/11/2013	**	5,000,525
	SUMI TR NY Y$CD .3% 2/15/13	5,000,000.00	0.30%	02/15/2013	**	5,000,575
	SUMITOM NY YCD 1ML+13.5 5/8/13	10,000,000.00	YCD	05/08/2013	**	9,999,130
	SUMITOMO NY BRHY$CD .38% 4/09/	7,000,000.00	0.38%	04/09/2013	**	7,001,919
	SUMITOMO NY BRHY$CD .4% 2/13/1	22,000,000.00	0.40%	02/13/2013	**	22,005,100
	SUMITOMO NY BRHY$CD .4% 3/26/1	4,000,000.00	0.40%	03/26/2013	**	4,001,224
	SUMITOMO NY BRHY$CD .41% 3/20/	5,000,000.00	0.41%	03/20/2013	**	5,001,532
	SUMITOMO NY BRHY$CD .41% 3/21/	6,000,000.00	0.41%	03/21/2013	**	6,001,861
	SUMITOMO NY BRHY$CD .42% 3/12/	1,000,000.00	0.42%	03/12/2013	**	1,000,295
	SUMITOMO NY BRHY$CD .42% 3/19/	11,000,000.00	0.42%	03/19/2013	**	11,003,565
	SUMITOMO NY BRHY$CD .45% 2/22/	4,981,000.00	0.45%	02/22/2013	**	4,982,757
	SUMITRUST NY BRY$CD .3% 2/26/1	5,000,000.00	0.30%	02/26/2013	**	5,000,712
	SVENHAND Y$CP .25% 1/22/13	3,000,000.00	0.25%	01/22/2013	**	2,999,699
	SVENHAND Y$CP .275% 4/08/13	6,000,000.00	0.28%	04/08/2013	**	5,996,200
	SVENHAND YCP .28% 5/20/13	6,000,000.00	0.28%	05/20/2013	**	5,994,236
	SVENSKA HANDELSY$CD .255% 1/18	3,000,000.00	0.26%	01/18/2013	**	3,000,082
	SVENSKA HANDELSY$CD .255% 1/24	6,000,000.00	0.26%	01/24/2013	**	6,000,220
	SVENSKA HANDELSY$CD .255% 2/12	9,000,000.00	0.26%	02/12/2013	**	9,000,590
	SWEDBANK AB YCP .28% 3/28/13	12,000,000.00	0.28%	03/28/2013	**	11,993,330
	TOR DOM Y$CD .24% 04/18/13	3,000,000.00	0.24%	04/18/2013	**	3,000,180
	TOR DOM Y$CD .3% 2/14/13	5,000,000.00	0.30%	02/14/2013	**	5,000,749
	TOR DOM Y$CD .3% 3/27/13	1,000,000.00	0.30%	03/27/2013	**	1,000,286
	TOR DOM Y$CD .3% 3/28/13	3,000,000.00	0.30%	03/28/2013	**	3,000,868
	TOR DOM Y$CD .3% 3/28/13	1,000,000.00	0.30%	03/28/2013	**	1,000,289
	TOR DOM Y$CD .305% 07/19/13	3,000,000.00	0.31%	07/19/2013	**	3,000,915
	TOYOTACR CP .31% 3/01/13	2,000,000.00	0.31%	03/01/2013	**	1,999,567
	TOYOTACR CP .32% 3/08/13	2,000,000.00	0.32%	03/08/2013	**	1,999,471
	UBS AG STAM 1ML+10.5 5/07/13	7,000,000.00	YCD	05/07/2013	**	7,000,357
	UBSFNC Y$CP .3% 1/31/13	7,000,000.00	0.30%	01/31/2013	**	999,930
	UBSFNC Y$CP .31% 1/14/13	7,000,000.00	0.31%	01/14/2013	**	999,981
	UBSFNC Y$CP .31% 1/14/13	7,000,000.00	0.31%	01/14/2013	**	999,981
	UBSFNC Y$CP .31% 1/23/13	7,000,000.00	0.31%	01/23/2013	**	999,959
	UBSFNC Y$CP .31% 1/28/13	7,000,000.00	0.31%	01/28/2013	**	1,999,882
	UBSFNC Y$CP .39% 4/25/13	7,000,000.00	0.39%	04/25/2013	**	7,994,463
	UBSFNC Y$CP .45% 4/12/13	7,000,000.00	0.45%	04/12/2013	**	7,995,286
	USTBILL 0% 3/28/13	7,000,000.00	0.00%	03/28/2013	**	24,997,200
	USTBILL 0% 4/18/13	7,000,000.00	0.00%	04/18/2013	**	9,997,870
	USTBILL 0% 5/16/13	7,000,000.00	0.00%	05/16/2013	**	4,998,185
	USTBILL 0% 6/06/13	7,000,000.00	0.00%	06/06/2013	**	51,157,303
	USTBILL 0% 6/13/13	7,000,000.00	0.00%	06/13/2013	**	10,994,676
	USTBILL 0% 6/27/13	7,000,000.00	0.00%	06/27/2013	**	49,971,900
	USTN .125% 8/31/13	7,000,000.00	0.13%	08/31/2013	**	4,998,830
	USTN 1.375% 2/15/13	7,000,000.00	1.38%	02/15/2013	**	27,196,357
	WESTAC BNK VCP 1ML+5 6/21/13	7,000,000.00	VCP	06/21/2013	**	2,999,721
	WESTPAC BK CP 1ML+5 5/29/13	7,000,000.00	VCP	05/29/2013	**	2,999,859
	WESTPAC BK CP 1ML+5 6/3/13	7,000,000.00	VCP	06/03/2013	**	2,999,751
	WESTPAC BK VCP 1ML+5 6/17/13	7,000,000.00	VCP	06/17/2013	**	4,999,545
	WESTPAC BK VCP 1ML+5 6/19/13	7,000,000.00	VCP	06/19/2013	**	2,999,724
	WESTPAC BK VCP 1ML+5 6/26/13	7,000,000.00	VCP	06/26/2013	**	2,999,712
	WESTPAC BK VCP 1ML+5 7/1/13	7,000,000.00	VCP	07/01/2013	**	2,999,409
	WESTPAC VCP 1ML+5 6/10/13	7,000,000.00	VCP	06/10/2013	**	999,913
*	FIDELITY INSTITUTIONAL CASH PORT			N/A	**	42,963,246
	Common/collective funds					
	1-3 YEAR GOVERNMENT BOND INDEX FUND		Comm Funds		**	33,268,668

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	20+ TREASURY BOND INDEX FUND		Comm Funds		**	96,596,425
	BACKROCK EAFE EQUITY INDEX FUND		Comm Funds		**	283,555,663
	DEVELOPED REAL ESTATE INDX FUND F		Comm Funds		**	5,116,719
	EMERGING MARKETS INDEX NON LENDABLE FUND		Comm Funds		**	29,871,978
*	EQUITIES FUND		Comm Funds		**	799,255,714
	GOVERNMENT/CREDIT BOND INDEX FUND		Comm Funds		**	51,258,651
	INTERMEDIATE GOVERNMENT BOND		Comm Funds		**	43,125,671
	LIFEPATH 2015		Comm Funds		**	6,661,017
	LIFEPATH 2020		Comm Funds		**	125,987,511
	LIFEPATH 2025		Comm Funds		**	3,976,569
	LIFEPATH 2030		Comm Funds		**	89,394,613
	LIFEPATH 2035		Comm Funds		**	2,349,326
	LIFEPATH 2040		Comm Funds		**	65,633,874
	LIFEPATH 2045		Comm Funds		**	1,491,054
	LIFEPATH 2050		Comm Funds		**	19,818,424
	LIFEPATH 2055		Comm Funds		**	448,145
	LIFEPATH RETIREMENT		Comm Funds		**	96,811,858
	MID CAP EQUITY INDEX FUND		Comm Funds		**	245,248,687
	RUSSELL 1000 GROWTH INDEX FUND		Comm Funds		**	17,059,391
	RUSSELL 1000 INDEX FUND		Comm Funds		**	46,686,420
	RUSSELL 1000 VALUE INDEX FUND		Comm Funds		**	22,845,122
	RUSSELL 2000 GROWTH INDEX FUND		Comm Funds		**	12,733,522
	RUSSELL 2000 INDEX FUND		Comm Funds		**	29,588,750
	RUSSELL 2000 VALUE INDEX FUND		Comm Funds		**	18,910,406
	U.S. DEBT INDEX FUND		Comm Funds		**	342,282,668
	U.S. TIPS FUND		Comm Funds		**	81,473,636
	US EQUITY MARKET FUND		Comm Funds		**	104,787,964
	Common Stock					
*	ROYAL DUTCH SHELL STOCK FUND		Common Stock		**	930,081,374
	Registered Investment Company Shares					
	ABDN GLBL FX INC IS		Mutual Funds		**	1,276,156
	ABF BALANCED INST		Mutual Funds		**	854,890
	ABF INTL EQUITY INST		Mutual Funds		**	1,497,346
	ABF LG CAP VAL INST		Mutual Funds		**	17,116,811
	ABF SH-TERM BD INST		Mutual Funds		**	1,138,078
	ALGER CAP APPREC I-2		Mutual Funds		**	16,549,207
	ALGER MIDCP GRTH I-2		Mutual Funds		**	4,278,377
	ALGER SMCP GRTH I-2		Mutual Funds		**	2,135,369
	ALL/B DISC VAL I		Mutual Funds		**	1,273,739
	ALZGI NFJ SMCPVL IS		Mutual Funds		**	28,431,969
	AM CENT LG CO VAL IS		Mutual Funds		**	3,424,686
	AM CENT SM COMP INST		Mutual Funds		**	537,279
	AM CENT VISTA INST		Mutual Funds		**	787,380
	AM CENTURY ULTRA IS		Mutual Funds		**	660,260
	ARIEL APPRECIATION		Mutual Funds		**	4,100,138
	ARIEL FUND		Mutual Funds		**	3,944,780
	ARTISAN INTL INST		Mutual Funds		**	20,991,158
	ARTISAN MD CP VAL IS		Mutual Funds		**	12,139,960
	ARTISAN MID CAP INST		Mutual Funds		**	18,832,878
	BARON ASSET INST		Mutual Funds		**	2,522,536
	BARON GROWTH INST		Mutual Funds		**	16,833,973
	BARON SMALL CAP INST		Mutual Funds		**	2,130,752
	CALVERT BALANCED A		Mutual Funds		**	137,480
	CALVERT BOND I		Mutual Funds		**	2,695,049
	CALVERT CAP ACC I		Mutual Funds		**	209,977
	CALVERT EQUITY I		Mutual Funds		**	214,958

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	CALVERT INTL EQ I		Mutual Funds		**	18,794
	CBA AGG GR I		Mutual Funds		**	1,999,965
	CBA LG CAP GR I		Mutual Funds		**	73,699
	COL/ACORN SELECT Z		Mutual Funds		**	4,015,835
	CRM MID CAP VAL INST		Mutual Funds		**	3,390,213
	DOMINI SOCIAL EQ IS		Mutual Funds		**	198,026
	DREY MID-CAP GRTH F		Mutual Funds		**	1,128,777
	DWS CORE EQUITY S		Mutual Funds		**	2,305,981
	DWS EQUITY DIV IS		Mutual Funds		**	1,657,520
	DWS GLB SM CAP GR S		Mutual Funds		**	863,347
	DWS INTERNATIONAL IS		Mutual Funds		**	299,954
*	FID 130/30 LG CAP		Mutual Funds		**	5,424
*	FID ASSET MGR 20%		Mutual Funds		**	3,194,167
*	FID ASSET MGR 30%		Mutual Funds		**	6,313
*	FID ASSET MGR 40%		Mutual Funds		**	76,430
*	FID ASSET MGR 50%		Mutual Funds		**	2,755,753
*	FID ASSET MGR 60%		Mutual Funds		**	14,715
*	FID ASSET MGR 70%		Mutual Funds		**	1,263,787
*	FID ASSET MGR 85%		Mutual Funds		**	1,477,723
*	FID BALANCED K		Mutual Funds		**	31,251,681
*	FID BLUE CHIP GR K		Mutual Funds		**	103,405,468
*	FID BLUE CHIP VALUE		Mutual Funds		**	4,170,651
*	FID CANADA		Mutual Funds		**	31,378,983
*	FID CAP APPREC K		Mutual Funds		**	15,299,820
*	FID CAPITAL + INCOME		Mutual Funds		**	37,758,968
*	FID CASH RESRVE		Mutual Funds		**	34,691,922
*	FID CHINA REGION		Mutual Funds		**	23,207,505
*	FID CONSV INC BD		Mutual Funds		**	1,638,504
*	FID CONTRAFUND K		Mutual Funds		**	239,260,776
*	FID CONVERTIBLE SEC		Mutual Funds		**	5,415,025
*	FID CORPORATE BOND		Mutual Funds		**	1,485,660
*	FID DISCIPLND EQ K		Mutual Funds		**	1,506,233
*	FID DIVERSIFD INTL K		Mutual Funds		**	69,211,676
*	FID DIVIDEND GR K		Mutual Funds		**	40,683,914
*	FID EMEA		Mutual Funds		**	533,047
*	FID EMERGING ASIA		Mutual Funds		**	17,107,612
*	FID EMERGING MKTS K		Mutual Funds		**	20,877,171
*	FID EQ DIV INCOME K		Mutual Funds		**	4,585,485
*	FID EQUITY INCOME K		Mutual Funds		**	64,553,235
*	FID EUROPE		Mutual Funds		**	1,854,768
*	FID EUROPE CAP APP		Mutual Funds		**	2,246,328
*	FID EXPORT + MULTI K		Mutual Funds		**	6,554,319
*	FID FIFTY		Mutual Funds		**	3,363,121
*	FID FLOAT RT HI INC		Mutual Funds		**	24,466,477
*	FID FOCUSED HIGH INC		Mutual Funds		**	1,124,786
*	FID FOCUSED STOCK		Mutual Funds		**	5,222,699
*	FID FOUR IN ONE IDX		Mutual Funds		**	4,069,508
*	FID FREEDOM K 2000		Mutual Funds		**	583,406
*	FID FREEDOM K 2005		Mutual Funds		**	1,503,832
*	FID FREEDOM K 2010		Mutual Funds		**	15,237,303
*	FID FREEDOM K 2015		Mutual Funds		**	19,634,835
*	FID FREEDOM K 2020		Mutual Funds		**	48,929,835
*	FID FREEDOM K 2025		Mutual Funds		**	13,540,424
*	FID FREEDOM K 2030		Mutual Funds		**	22,151,609
*	FID FREEDOM K 2035		Mutual Funds		**	5,827,816
*	FID FREEDOM K 2040		Mutual Funds		**	13,990,773
*	FID FREEDOM K 2045		Mutual Funds		**	2,721,901
*	FID FREEDOM K 2050		Mutual Funds		**	4,397,390
*	FID FREEDOM K 2055		Mutual Funds		**	80,749

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
*	FID FREEDOM K INCOME		Mutual Funds		**	5,319,027
*	FID FUND K		Mutual Funds		**	4,317,081
*	FID GLB COMDTY STK		Mutual Funds		**	267,607
*	FID GLB HIGH INCOME		Mutual Funds		**	550,728
*	FID GLOBAL BALANCED		Mutual Funds		**	2,127,471
*	FID GLOBAL STRAT		Mutual Funds		**	52,731
*	FID GNMA		Mutual Funds		**	21,526,394
*	FID GROWTH + INC K		Mutual Funds		**	31,919,675
*	FID GROWTH CO K		Mutual Funds		**	26,164,814
*	FID GROWTH DISC K		Mutual Funds		**	4,108,077
*	FID GROWTH STRAT K		Mutual Funds		**	5,629,907
*	FID HIGH INCOME		Mutual Funds		**	30,973,059
*	FID INDEPENDENCE K		Mutual Funds		**	4,839,907
*	FID INFLAT PROT BOND		Mutual Funds		**	16,787,100
*	FID INST SH INT GOVT		Mutual Funds		**	3,337,076
*	FID INTERMED BOND		Mutual Funds		**	6,622,699
*	FID INTL CAP APPREC		Mutual Funds		**	2,414,083
*	FID INTL DISCOVERY K		Mutual Funds		**	11,379,919
*	FID INTL GROWTH		Mutual Funds		**	375,419
*	FID INTL REAL ESTATE		Mutual Funds		**	4,527,676
*	FID INTL SM CAP OPP		Mutual Funds		**	2,253,356
*	FID INTL SMALL CAP		Mutual Funds		**	9,064,314
*	FID INTL VALUE		Mutual Funds		**	365,483
*	FID INTM GOVT INCOME		Mutual Funds		**	2,145,972
*	FID INVST GR BD		Mutual Funds		**	11,484,234
*	FID JAPAN		Mutual Funds		**	1,239,553
*	FID JAPAN SMALL CO		Mutual Funds		**	1,242,779
*	FID LARGE CAP GROWTH		Mutual Funds		**	3,144,747
*	FID LARGE CAP STOCK		Mutual Funds		**	4,100,307
*	FID LATIN AMERICA		Mutual Funds		**	31,872,350
*	FID LC CORE ENH INDX		Mutual Funds		**	419,343
*	FID LC GRO ENH INDX		Mutual Funds		**	125,832
*	FID LC VAL ENH INDX		Mutual Funds		**	34,478
*	FID LEVERGD CO STK K		Mutual Funds		**	41,584,247
*	FID LOW PRICED STK K		Mutual Funds		**	120,984,210
*	FID MAGELLAN K		Mutual Funds		**	54,300,536
*	FID MEGA CAP STOCK		Mutual Funds		**	5,160,017
*	FID MID CAP ENH INDX		Mutual Funds		**	129,613
*	FID MID CAP GROWTH		Mutual Funds		**	1,714,478
*	FID MID CAP STOCK K		Mutual Funds		**	19,082,118
*	FID MID CAP VALUE		Mutual Funds		**	3,965,725
*	FID MORTGAGE SEC		Mutual Funds		**	1,624,078
*	FID NASDAQ COMP INDX		Mutual Funds		**	3,676,921
*	FID NEW MARKETS INC		Mutual Funds		**	55,680,206
*	FID NEW MILLEN		Mutual Funds		**	1,459,569
*	FID NORDIC		Mutual Funds		**	4,535,724
*	FID OTC K		Mutual Funds		**	71,971,657
*	FID OVERSEAS K		Mutual Funds		**	14,339,404
*	FID PACIFIC BASIN		Mutual Funds		**	2,731,718
*	FID PURITAN K		Mutual Funds		**	153,277,038
*	FID REAL ESTATE INC		Mutual Funds		**	14,306,876
*	FID REAL ESTATE INVS		Mutual Funds		**	34,925,187
*	FID RET GOVT MM		Mutual Funds		**	3,922,212
*	FID RETIRE MMKT		Mutual Funds		**	9,060,024
*	FID SEL AIR TRANSPRT		Mutual Funds		**	1,217,875
*	FID SEL AUTOMOTIVE		Mutual Funds		**	2,054,754
*	FID SEL BANKING		Mutual Funds		**	3,061,933
*	FID SEL BIOTECH		Mutual Funds		**	19,360,687
*	FID SEL BROKERAGE		Mutual Funds		**	1,560,811

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	FID SEL CHEMICALS		Mutual Funds		**	15,323,079
*	FID SEL COMM EQUIP		Mutual Funds		**	644,212
*	FID SEL COMPUTERS		Mutual Funds		**	1,877,382
*	FID SEL CONS DISCR		Mutual Funds		**	521,993
*	FID SEL CONS STAPLES		Mutual Funds		**	11,071,717
*	FID SEL CONSTR/HOUSE		Mutual Funds		**	5,508,327
*	FID SEL CONSUMER FIN		Mutual Funds		**	1,899,010
*	FID SEL DEFENSE		Mutual Funds		**	5,430,337
*	FID SEL ELECTRONICS		Mutual Funds		**	1,285,949
*	FID SEL ENERGY		Mutual Funds		**	25,693,310
*	FID SEL ENERGY SVCS		Mutual Funds		**	22,399,932
*	FID SEL ENV ALT ENGY		Mutual Funds		**	559,506
*	FID SEL FINANCIAL		Mutual Funds		**	3,322,637
*	FID SEL GOLD		Mutual Funds		**	34,329,205
*	FID SEL HEALTHCARE		Mutual Funds		**	13,322,112
*	FID SEL INDUST EQUIP		Mutual Funds		**	1,355,298
*	FID SEL INDUSTRIALS		Mutual Funds		**	4,797,820
*	FID SEL INSURANCE		Mutual Funds		**	757,701
*	FID SEL IT SERVICES		Mutual Funds		**	783,845
*	FID SEL LEISURE		Mutual Funds		**	2,853,528
*	FID SEL MATERIALS		Mutual Funds		**	9,640,879
*	FID SEL MED EQ + SYS		Mutual Funds		**	6,568,021
*	FID SEL MEDICAL DEL		Mutual Funds		**	6,402,132
*	FID SEL MONEY MARKET		Mutual Funds		**	40,538,940
*	FID SEL MULTIMEDIA		Mutual Funds		**	2,915,530
*	FID SEL NATURAL GAS		Mutual Funds		**	11,933,312
*	FID SEL NATURAL RES		Mutual Funds		**	12,788,682
*	FID SEL PHARMACEUTCL		Mutual Funds		**	7,856,170
*	FID SEL RETAILING		Mutual Funds		**	3,867,102
*	FID SEL SOFTWARE		Mutual Funds		**	5,267,535
*	FID SEL TECHNOLOGY		Mutual Funds		**	7,515,926
*	FID SEL TELECOMM		Mutual Funds		**	904,747
*	FID SEL TRANSPORT		Mutual Funds		**	2,375,507
*	FID SEL UTILITIES		Mutual Funds		**	3,343,492
*	FID SEL WIRELESS		Mutual Funds		**	2,868,921
*	FID SHORT TERM BOND		Mutual Funds		**	7,356,670
*	FID SM CAP DISCOVERY		Mutual Funds		**	28,059,399
*	FID SM CAP ENH INDX		Mutual Funds		**	84,510
*	FID SMALL CAP GROWTH		Mutual Funds		**	4,962,970
*	FID SMALL CAP STOCK		Mutual Funds		**	9,165,946
*	FID SMALL CAP VALUE		Mutual Funds		**	3,468,472
*	FID STK SEL ALL CP K		Mutual Funds		**	548,640
*	FID STK SEL SM CAP		Mutual Funds		**	3,527,122
*	FID STKSEL LGCAP VAL		Mutual Funds		**	3,746,479
*	FID STRAT DIV + INC		Mutual Funds		**	22,414,267
*	FID STRAT REAL RET		Mutual Funds		**	681,931
*	FID STRATEGIC INCOME		Mutual Funds		**	71,580,670
*	FID TELECOM + UTIL		Mutual Funds		**	2,065,336
*	FID TOTAL BOND		Mutual Funds		**	15,410,942
*	FID TOTAL INTL EQ		Mutual Funds		**	141,567
*	FID TREND		Mutual Funds		**	2,728,204
*	FID ULTRASHORT BOND		Mutual Funds		**	450,834
*	FID US GOVT RES		Mutual Funds		**	7,017,349
*	FID VALUE DISCOV K		Mutual Funds		**	2,938,105
*	FID VALUE K		Mutual Funds		**	56,311,869
*	FID VALUE STRAT K		Mutual Funds		**	1,898,911
*	FID WORLDWIDE		Mutual Funds		**	3,447,498
*	FIDELITY GOVT INCOME		Mutual Funds		**	10,112,500
	FKLN SMMIDCAP GTH AD		Mutual Funds		**	2,298,441

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
	FPA CRESCENT		Mutual Funds		**	33,299,998
	HARTFORD GROWTH Y		Mutual Funds		**	484,328
	HARTFORD INTL GRTH Y		Mutual Funds		**	1,265,802
	HTFD SM CAP GROWTH Y		Mutual Funds		**	1,939,469
	INVS CONSTELLTN R5		Mutual Funds		**	525,156
	INVS DYNAMICS R5		Mutual Funds		**	1,796,649
	INVS EQUITY + INC R5		Mutual Funds		**	2,128,594
	INVS GBL SMMDCPGR R5		Mutual Funds		**	708,370
	INVS GRTH + INC R5		Mutual Funds		**	8,667,573
	INVS MDCP CORE EQ R5		Mutual Funds		**	4,027,911
	JANUS BALANCED I		Mutual Funds		**	7,292,385
	JANUS ENTERPRISE I		Mutual Funds		**	2,102,749
	JANUS FLEXIBLE BD I		Mutual Funds		**	12,484,256
	JANUS FUND I		Mutual Funds		**	2,046,340
	JANUS RESEARCH I		Mutual Funds		**	6,268,502
	JANUS TWENTY T		Mutual Funds		**	11,145,998
	JANUS WORLDWIDE I		Mutual Funds		**	2,202,417
	JH SMALL COMPANY I		Mutual Funds		**	892,781
	LD ABBETT AFFILTD I		Mutual Funds		**	1,764,471
	LD ABBETT SMCP BLD I		Mutual Funds		**	608,575
	LD ABT MID CAP STK I		Mutual Funds		**	3,393,238
	LM CM VALUE I		Mutual Funds		**	636,131
	LOOMIS GROWTH Y		Mutual Funds		**	513,417
	LOOMIS SM CAP VAL I		Mutual Funds		**	1,708,816
	MANAGERS BOND FUND		Mutual Funds		**	23,775,696
	MGRS SPECIAL EQ INST		Mutual Funds		**	1,387,878
	MGRS/C CAP APPR INST		Mutual Funds		**	421,439
	MGRS/C MID CAP INST		Mutual Funds		**	696,725
	MSIF ACTIVE INTL I		Mutual Funds		**	644,840
	MSIF CP FX INC I		Mutual Funds		**	294,446
	MSIF EMERGING MKTS I		Mutual Funds		**	4,916,006
	MSIF GLOBAL STRAT I		Mutual Funds		**	450,245
	MSIF GROWTH I		Mutual Funds		**	1,065,771
	MSIF INTL EQUITY I		Mutual Funds		**	5,563,556
	MSIF MID CAP GRTH I		Mutual Funds		**	9,452,094
	MSIF SMALL CO GRTH I		Mutual Funds		**	800,325
	MUTUAL GLB DISCVRY Z		Mutual Funds		**	20,170,441
	MUTUAL SHARES (Z)		Mutual Funds		**	10,411,018
	NB CORE BOND INV		Mutual Funds		**	81,908
	NB FOCUS TRUST		Mutual Funds		**	203,234
	NB GENESIS - INST CL		Mutual Funds		**	24,316,526
	NB GUARDIAN INST		Mutual Funds		**	872,161
	NB HIGH INC BOND IS		Mutual Funds		**	6,270,431
	NB INTL EQ INST		Mutual Funds		**	4,042,860
	NB LG CAP VAL INST		Mutual Funds		**	2,305,546
	NB MDCP INTR VAL TR		Mutual Funds		**	39,064
	NB MID CAP GRTH INST		Mutual Funds		**	695,646
	NB SOCIALLY RESP I		Mutual Funds		**	1,351,694
	OAKMARK EQ + INC I		Mutual Funds		**	41,171,092
	OAKMARK FUND I		Mutual Funds		**	19,085,415
	OAKMARK SELECT I		Mutual Funds		**	8,863,265
	PIM GLOB BD UNHG I		Mutual Funds		**	5,919,799
	PIM HIGH YIELD INST		Mutual Funds		**	17,613,010
	PIM LOW DUR INST		Mutual Funds		**	40,684,931
	PIM LT US GOVT INST		Mutual Funds		**	26,117,885
	PIM REAL RETURN INST		Mutual Funds		**	42,118,932
	PIM TOTAL RT INST		Mutual Funds		**	142,169,701
	RAINIER SM/MD CAP I		Mutual Funds		**	3,157,673
	RHJ MICRO CAP		Mutual Funds		**	2,112,593

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment: Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	ROYCE LOW PR STK IS		Mutual Funds		**	6,609,682
	ROYCE OPPORTUNITY IS		Mutual Funds		**	1,656,321
	ROYCE TOT RET INST		Mutual Funds		**	729,010
	ROYCE VALUE PLUS IS		Mutual Funds		**	4,997,229
	RS PARTNERS Y		Mutual Funds		**	2,503,632
	RS SMALL CAP GRTH Y		Mutual Funds		**	815,593
	RS VALUE CL Y		Mutual Funds		**	836,382
*	SPTN 500 INDEX INST		Mutual Funds		**	30,068,761
*	SPTN EXT MKT IDX ADV		Mutual Funds		**	9,330,914
*	SPTN INT TR IDX ADV		Mutual Funds		**	4,622,451
*	SPTN INTL INDEX INS		Mutual Funds		**	58,382,529
*	SPTN LT TR IDX ADV		Mutual Funds		**	3,256,393
*	SPTN ST TR IDX ADV		Mutual Funds		**	1,390,949
*	SPTN TOT MKT IDX INS		Mutual Funds		**	14,547,878
*	SPTN US BOND IDX IS		Mutual Funds		**	30,120,477
	TCW SELECT EQUITY I		Mutual Funds		**	1,524,708
	TCW SM CAP GRTH I		Mutual Funds		**	930,912
	TEMPLETON FOREIGN AD		Mutual Funds		**	8,214,306
	TEMPLETON GROWTH ADV		Mutual Funds		**	3,812,134
	TMPL DEV MKTS ADV		Mutual Funds		**	6,598,525
	TMPL FRGN SM CO ADV		Mutual Funds		**	2,466,135
	TMPL GLOBAL BOND ADV		Mutual Funds		**	89,687,714
	TMPL WORLD FUND ADV		Mutual Funds		**	2,328,568
	TOUCHSTN SC SEL GR Y		Mutual Funds		**	6,583,160
	USAA CORNERSTONE		Mutual Funds		**	304,815
	USAA EMERGING MKTS		Mutual Funds		**	4,111,945
	USAA GNMA TRUST		Mutual Funds		**	1,591,849
	USAA GROWTH FUND		Mutual Funds		**	425,281
	USAA INCOME FUND		Mutual Funds		**	10,780,020
	USAA INCOME STOCK		Mutual Funds		**	1,775,819
	USAA INTERNATIONAL		Mutual Funds		**	6,938,085
	VIRTUS MID-CAP VAL I		Mutual Funds		**	2,342,672
	VIRTUS SM-CAP CORE I		Mutual Funds		**	2,164,038
	WA CORE BOND IS		Mutual Funds		**	5,847,103
	WA CORE PLUS BOND I		Mutual Funds		**	10,354,924
	WFA C+B MIDCAP VAL I		Mutual Funds		**	81,406
	WFA COMMON STOCK IS		Mutual Funds		**	3,236,741
	WFA DISCOVERY INST		Mutual Funds		**	3,494,360
	WFA GOVT SECS INST		Mutual Funds		**	1,357,770
	WFA GROWTH INST		Mutual Funds		**	53,628,771
	WFA LG CAP GRTH INST		Mutual Funds		**	4,149,923
	WFA OPPORTUNITY INST		Mutual Funds		**	2,128,247
	WFA SHORT TERM INST		Mutual Funds		**	3,496,678
	WFA SM CAP VAL INST		Mutual Funds		**	5,557,617
	WFA SMALL CO VALUE I		Mutual Funds		**	490,518
	WFA SPL MIDCP VL IS		Mutual Funds		**	844,817
	WFA ULTRA ST INST		Mutual Funds		**	1,564,481
	BrokerageLink		Various Investment Options		**	186,270,710
						8,859,272,585
*	**Participant Loans**		Loan	3.25% - 10.5%		137,513,288
	TOTAL					8,996,785,873

* Party-in-interest

** Cost information is not required for participant-directed accounts and, therefore, is not presented.

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-171206) of Royal Dutch Shell plc of our report dated June 21, 2013 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 21, 2013